

December 19, 2014

Mr. James C. Gouin
Chief Financial Officer
Tower International, Inc.
17672 North Laurel Park Drive
Suite 400E
Livonia, MI 48152

> **Re: Tower International, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 001-34903**

Dear Mr. Gouin:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1.  You state on page 14 of the 10-K that your customer Volkswagen accounted for 19% of your revenue during 2013.  We are aware of publicly available information suggesting that Volkswagen vehicles are available for sale in Cuba and Sudan and that there is a Volkswagen authorized dealer in Syria.

    Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Cuba, Sudan or

Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Note 13. Acquisitions and Joint Ventures, page 97

3. We note your disclosure that in connection with a 2013 agreement with the parties to the Ningbo joint venture in which you agreed to acquire an additional 6% equity interest for $.8 million in 2014, other agreements were modified which resulted in you no longer having the ability to exert control over the operating and financial affairs of Ningbo. Accordingly, you have deconsolidated the entity and recognized a gain of $1.5 million during 2013. Please explain to us how you calculated or determined the $1.5 million gain in accordance with ASC 810-10-40-5. As part of your response, please explain to us the method and assumptions used to determine the fair value of your retained equity interest in the former subsidiary at the date the subsidiary is deconsolidated. Also, please revise to provide the disclosures required by ASC 810-10-50-1B. Additionally, please tell us how you reconsidered the consolidation guidance upon acquiring an additional 6% equity in 2014.

Form 10-Q for the Quarter Ended September 30, 2014

Note 14. Stock-Based Compensation and Long-Term Compensation, page 19

4. We note your disclosure that in July 2014, Mark M. Malcolm, the Company's President and Chief Executive Officer, entered into an amended and restated employment agreement, by which his employment was extended through December 31, 2016. We also note that in addition to certain cash based awards, the agreement also provides for a stock appreciation bonus of up to $20 million, payable in cash or shares of common stock, as determined by the Company, if certain price targets related to the per share closing price of the Company's common stock are achieved during the term of the Agreement. Please explain to us how you are accounting for this stock appreciation

bonus, including the methods and assumptions used to determine the fair value of the award.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief